SHAREHOLDERS AGREEMENT


This Agreement (the "Shareholders Agreement") is made on the 31st day of October 1995 between:

1. IMPCO Technologies, Inc., a corporation organised under the state of Delaware, U.S.A., having its principal place of business at 16804 Gridley Place, Cerritos, California 90703-1741 (hereinafter referred to as "IMPCO");

2. Depa Holding B.V., a private company organized under the laws of the Netherlands, having its principal place of business at Koningsweg
    7, 6816 TA Arnhem, The Netherlands (hereinafter referred to as the "Holding Co."); and

3. Centradas B.V., a private company incorporated in and operating under the laws of the Netherlands, having its registered offices at Van Gijnstraat 10, 2288 GA Rijswijk, The Netherlands, hereinafter referred to as "Centradas";

the parties to this Agreement are hereinafter also collectively referred to as the "Shareholders" and each of them as a "Shareholder";


WHEREAS
a) IMPCO holds 51% i.e. 255 of the issued and outstanding shares and Holding Co., through its wholly-owned subsidiary Centradas holds 49% i.e. 245 of the issued and outstanding shares of Technisch Bureau Media B.V., a company incorporated in and operating under the laws of the Netherlands, having its registered offices at Rijswijk, the Netherlands, hereinafter referred to as "Media HOLLAND";
b) Media HOLLAND has an authorized capital of NLG 1.000.000 (one million Dutch guilders) divided into 2,000 shares with a nominal value of NLG 500 (five hundred Dutch guilders) each, of which five hundred (500) shares have been issued and fully paid up. The Articles of Association of Media HOLLAND as agreed between the parties are attached hereto as Annex I (the "Articles of Association");




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c)  Media HOLLAND owns 100% of the issued and outstanding shares of
    Technisch Bureau Media GmbH, hereinafter to be referred to as "Media GERMANY" and 99% of the issued and outstanding shares of Bureau Technique Media S.A.R.L., hereinafter referred to as "Media FRANCE". Media GERMANY owns 1% of the issued and outstanding shares of Media FRANCE.
    Media HOLLAND, Media GERMANY and Media FRANCE are hereinafter collectively referred to as the "Joint Company";
d) The Joint Company and IMPCO have entered into a Distribution Agreement of even date, on the basis of which the Joint Company is the European distributor of certain IMPCO Products (the "Distribution Agreement");
e) The Shareholders wish to set forth (i) the objectives and purposes of the Joint Company, (ii) the manner in which the Joint Company will be managed; and (iii) their further understandings as Shareholders of the Joint Company and parties to this Agreement;


NOW IT IS HEREBY AGREED AS FOLLOWS:

1.   DEFINITIONS, INTERPRETATION
1.1  Definitions
     All capitalized terms when used in this Agreement shall have the same meaning as these capitalized terms have in the Distribution Agreement, unless explicitly indicated otherwise.
     Articles of Association...........................Preamble
     Distribution Agreement............................Preamble
     Shareholders Agreement............................Preamble
     IMPCO.............................................Preamble
     Holding Co........................................Preamble
     Centradas.........................................Preamble
     Shareholders......................................Preamble
     Shareholder.......................................Preamble
     Media HOLLAND.....................................Preamble
     Media GERMANY.....................................Preamble
     Media FRANCE......................................Preamble
     Joint Company.....................................Preamble
     Business...............................................2.1
     IMPCO Products.........................................2.2
     Territory..............................................2.2


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     Controlled Affiliates..................................2.2
     Operating Plan.........................................3.3
1.2  Interpretation
     (a) headings to sections are for convenience only and shall not affect their interpretation;
     (b)  references to articles are to the articles of this Agreement.


2.    BUSINESS ACTIVITIES OF THE JOINT COMPANY

2.1(a)  The Joint Company has the following business objectives:
        (1) Provide a quality product and services to its customer through ISO 9002 and continuous improvement;
        (2) Assemble complete turn-key systems solutions for industrial engine applications;
        (3) Distribute and supply gaseous fuel systems and exhaust aftertreatment systems;
        (4) Annual sales growth of 15% while improving MEDIA's profitability; and
        (5) Future expansion of IMPCO's product line and products throughout the Territory as defined hereinafter, hereinafter to be referred to as the "Business".

2.1(b) For the avoidance of doubt, it is expressly understood that any existing or new manufacturing rights or manufacturing activities and any licensing rights to manufacturing that IMPCO may have, develop or acquire in the Territory as defined hereinafter are not included in the Business.

2.2 The parties agree that any and all existing and future products of IMPCO as described in Annex II attached hereto (the "IMPCO Products") will in the territory as specified in Annex III hereto (the "Territory"), be sold and distributed through the Joint Company on the basis of continuation of the favourable pricing policy as described in Annex IV. This obligation will continue to be in full force and effect as long as the parties or any of their controlled affiliates, daughter companies, controlled holding companies or principals, hereinafter referred to as the "Controlled Affiliates" are a party to this Shareholders Agreement. In the event one of the shareholders or their Controlled Affiliates transfers its shares to a third party, the Distribution Agreement will be renegotiated. However, should Centradas or any of its Controlled Affiliates acquire 100% of the shares in the Joint Company, the term of the Distribution Agreement shall be extended for a period of 5 years after such transfer and will terminate the last day of the 5 year period subject to 6 (six) months prior written notice.

2.3 In order to implement the Business the Joint Company has entered into the Distribution Agreement and on the basis thereof may engage in any and all activities related or incidental to acting as the European distributor of IMPCO Products.

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2.4     The principal place of business of the Joint Company shall be located at Rijswijk, the Netherlands, with its German and French subsidiaries located at Langgons, Germany and Decines, Cedex, France.


3.      MANAGEMENT

3.1 The Joint Company shall have a Board of Supervisory Directors, comprised of three members, two of which will be appointed by IMPCO and one will be appointed by Centradas. In the event a member of the Board of Supervisory Directors resigns, dies or is otherwise removed, the Board of Supervisory Directors may take no actions, until such Supervisory Director is replaced by the respective Shareholder. The initial members of the Board of Supervisory Directors shall be Mr. T. Schock, Mr. R.M. Stemmler and Mr. N. Coe. The chairman of the Board of Supervisory Directors shall be a Supervisory Director appointed by IMPCO. The initial chairman shall be Mr. R.M. Stemmler.

3.2 The daily management of the Joint Company shall be entrusted to a Managing Director. The initial Managing Director is Mr.
        R. Frings. The Managing Director shall render his services pursuant to a management agreement between the Joint Company and Holding Co. on the basis of which Holding Co. will make available the services of Mr. Frings to the Joint Company on certain terms and conditions to be agreed upon.

3.3 The Managing Director shall have full authority to operate the Business on a day-to-day basis to meet the Business objectives set out in 2.1 and in this section. The Managing Director shall be responsible for developing the market in the Territory and for accomplishing and negotiating sales, subject to limitations imposed by the Board of Supervisory Directors. Furthermore, he shall be responsible for the profitable operations of the Joint Company and for the Joint Company's overall results, within the Joint Company's business plan, hereinafter referred to as the Joint Company's "Operating Plan". The Operating Plan, under which the Joint Company will operate, will be approved by the Board of Supervisory Directors whereby the Operating Plan shall govern the business and operational activities of the Joint Company. The Operating Plan shall consist of the following:
          (a) MARKETING PLANS. Establishing and implementing an annual marketing plan for the sale of industrial products or making any material change to such a plan previously approved by the Board of Supervisory Directors. Such strategic plans shall include, but are not limited to, terms and conditions of sale, product support, warranty commitments, training, and price discounts and plans.
          (b) FINANCIAL BUDGETS. Establishment of, or any revisions to, and adhering to, an annual operating budget and business forecast. Such detailed financial budgets shall include income

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        statements, balance sheets, detailed sales projections,
        headcount plans, capital equipment plans and related assumptions.

3.4 The Managing Director shall be responsible for keeping the Board of Supervisory Directors fully informed of the status and progress of the Operating Plan and for bringing to the attention of the Board of Supervisory Directors items requiring its attention and action on a timely basis. The Managing Director shall provide the Board of Supervisory Directors with all information and documents as required to properly implement its duties and responsibilities.

3.5 Notwithstanding the provisions in the Articles of Association of the Joint Company to that effect, the following resolutions and/or actions of the Managing Director shall require the prior approval of the Board of Supervisory Directors:

         (a) CHANGES IN TYPE OF BUSINESS. Make any substantial change in the character of the Business or the establishment of subsidiaries, branches or places of establishment of the Joint Company;
         (b) OUTSIDE INDEBTEDNESS. Create, incur, assume or permit to exist any indebtedness for borrowed moneys in excess of two hundred thousand Dutch guilders (NLG 200.000) other than in the ordinary course of business, or as approved by the Operating Plan;
         (c) LIENS AND ENCUMBRANCES. Create, incur or assume any mortgage, pledge, encumbrance, lien or charge of any kind upon any property or other asset of the Joint Company;
         (d) Loans, Investments, Secondary Liabilities. Make any loans or advances to any person or other entity other than in the ordinary and normal course of its business as conducted, or make any investment in the security of any party or guarantee or otherwise become liable upon the obligation of any person or other entity, by endorsement of negotiable instruments for deposit or collection in the ordinary and normal course of its business;
         (e) ACQUISITION OR SALE OF BUSINESS; MERGER OR CONSOLIDATION. Purchase or otherwise acquire the assets or business of any person or other entity; or liquidate, dissolve, merge or consolidate, or commence any proceedings therefore; or sell any assets except in the ordinary and normal course of the Business; or sell, lease, assign or transfer any substantial part of its business or fixed assets, or any property or other assets necessary for the continuance of the Business including without limitation the selling of any property or other asset accompanied by the leasing back of the same;
         (f) CAPITAL EXPENDITURES. Make or incur obligations for capital expenditures in excess of the amount approved in the Operating Plan;

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         (g)  LEASED LIABILITY. Incur rental liability under leases of property of any kind for payment in any one fiscal year of rental or other obligation in any aggregate amount in excess of NLG
       50.000 provided that the liability under leases shall be calculated without giving effect to tax escalation clauses, except for those approved in the Operating Plan;
         (h) EMPLOYMENT CONTRACTS. Make any appointment or removal of officers or management employees, or establish or alter any of their salaries or fringe benefits or enter into or assume any employment or consulting contracts for officers or other management employees, or amend or modify existing employment or consulting contracts in any manner which will increase employee benefits thereunder, except for those approved in the Operating Plan;
         (i) DISTRIBUTOR AGREEMENTS. Appoint or terminate any distributor or dealer or materially revise any distributor's or dealer's contract except for those approved in the Operating Plan;
         (j) MAJOR CONTRACTS. Enter into or amend any contract that may have a material effect on the business or financial status of the Joint Company;
         (k) OTHER ACTIONS. Other actions requiring approval of the Board of Supervisory Directors which a Shareholder may request with the consent of the other Shareholder, which consent shall not unreasonably be withheld.

3.6 The Shareholders shall take all appropriate action to cause the Managing Director to observe and adhere to the stipulations set out in this article 3.


4.     LEVEL OF INVESTMENT
The Shareholders agree that in the event the Joint Company requires additional working capital and provided that the Joint Company is not able to enter into appropriate financing arrangements with third parties for such additional working capital and further provided the additional working capital is required in connections with operations included in the Operating Plan, each of the Shareholders shall provide adequate capitalization in proportion to their shareholding.
The Shareholders shall then provide the necessary funds to properly capitalize the Joint Company by (a) infusing a new stream of cash; (b) guaranteeing the obligations of the Joint Company towards a creditor; (c) providing a bank guarantee or letter of credit from a reputable bank; or (d) convert outstanding debt to equity.


5.     DIVIDEND POLICY
Dividends shall be at the disposal of the Shareholders. Parties agree that the payment thereof shall be subject to the approval of the Board of Supervisory Directors.


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6.     ADVISORS
     (a) ACCOUNTANTS. The Joint Company shall designate and appoint a firm of independent certified public accountants, acceptable to the Shareholders, with experience and expertise in the accounting principles and practices of both the United States of America and the Netherlands to audit the books of the Joint Company at the end of each business year. Each of the Shareholders may have the accounts of the Joint Company audited by independent accountants in addition to the foresaid annual audit, in which case such Shareholder shall bear the costs of any such additional audit.
     (b) LEGAL COUNSEL. The Joint Company shall designate and appoint a firm of lawyers (advocaten) and notaries to render legal services to the Joint Company.
     (c) TAX ADVISORS. The Joint Company shall designate and appoint a firm of tax advisors to advise the Joint Company in tax matters.


7.     ACCOUNTING
The Joint Company shall prepare and maintain such books of accounts and accounting records as are required by law and generally accepted accounting principles in the Netherlands and shall prepare in English, financial statements, including without limitation a balance sheet and an income statement (profit and loss statement) every month within 30 days of the close of the month, copies of which shall be forwarded to the Shareholders without delay. The income statement shall include unit and monetary sales of Product. The Shareholders and their authorized representatives shall have the right to inspect and make copies of the books of account and the accounting records of the Joint Company at any time during regular business hours.


8.     INSURANCE

8.1 The Joint Company shall arrange for and maintain such insurances for the Joint Company and its Supervisory Directors and officers and Holding Co. shall arrange for and maintain such insurances for the Managing Director, as will adequately protect such parties from claims that may arise out of the Joint Company's operations, including any contractual indemnity obligations that the Joint Company may incur.


9.     TRANSFER RESTRICTIONS

9.1 The Shareholders agree and undertake to comply with the procedural and the restrictive requirements applicable to the transfer of any shares held in the Joint Company as provided for in the Articles of Association.



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9.2     The Shareholders shall be allowed to hold the shares in the
        Joint Company indirectly through an affiliated company in which it directly or indirectly owns all of the issued shares and all of the voting rights attached thereto, in which event such affiliated company shall be bound by this Agreement and shall comply with the provisions of this Agreement as if it were party to this Agreement provided that also the transferring shareholder will remain bound to any and all of its obligations under this Agreement. The full, correct and punctual fulfilment by such affiliated company of all its obligations under or pursuant to this Agreement in accordance with the terms and conditions set forth herein shall be irrevocably and unconditionally guaranteed by the transferring Shareholder and, in the case where Centradas is the transferring Shareholder, also by the Holding Co., in order to procure that such affiliated company shall comply with the provisions of this Agreement.

9.3(a) In the event of an intended liquidation of the Joint Company or in the event the Joint Company intends to sell the Business, the Business including all rights attached thereto will first be offered for sale to Centradas in accordance with the terms and conditions hereof ("Centradas' Right of First Refusal"). The Shareholders agree that they shall cause the Joint Company to take all appropriate steps in connection with Centradas' Right of First Refusal. Centradas' Right of First Refusal will also apply in the event that the Joint Company wishes or intends to sell the Business to an affiliated company.

9.3(b) In the event of an intended sale, the Joint Company will inform Centradas in writing of the details of such intended sale including the price which the third party is prepared to pay. Within three months upon receipt of said information Centradas will inform the Joint Company in writing whether or not it wishes to buy the Business on the basis of Centradas' Right of First Refusal. In said period the Joint Company will provide Centradas with all additional information which Centradas may reasonably require. In the event that Centradas does not exercise its Right of First Refusal or that Centradas and the Joint Company fail to reach agreement within two months from Centradas' written notice that it wishes to exercise its Right of First Refusal, the Joint Company will be free to proceed with a sale of the Business to such third party, provided always at at least the same price as the lowest price offered to Centradas and under conditions which do not in any material respect depart from the terms as offered to Centradas. In the event Centradas has exercised its Right of First Refusal and the parties have reached agreement, the transfer of the Business to Centradas will be effected within 30 days after agreement has been


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        reached. If the Joint Company should be prepared to sell at a price which is lower than the price lastly offered to Centradas or under conditions which in any material respect depart from the terms as offered to Centradas, the Joint Company will have to give Centradas' preference again at that lower price or at such more favourable conditions in conformity with the provisions of this article.

9.3(c) In the event of an intended liquidation of the Joint Company, the Joint Company will inform Centradas in writing of such intended liquidation. Within three months upon receipt by Centradas of said notice, Centradas will inform the Joint Company in writing whether or not it is prepared to buy the Business of the Joint Company. In said period of three months the Joint Company will provide Centradas with all additional information which Centradas reasonably may require. In the event Centradas exercises its Right of First Refusal, Centradas will have the right to buy the Business of the Joint Company for a price to be agreed upon by Centradas and the Joint Company jointly within 30 days after Centradas' notice that it wishes to buy the Business. If Centradas and the Joint Company fail to reach agreement on the price within said term, the price for the Business will finally be determined by three corporate finance experts jointly. Each of Centradas and the Joint Company (or their Controlled Affiliates as the case may be) will appoint a corporate finance expert of a first class reputable accountants firm, bank or merchant bank to that effect. The experts so appointed shall jointly appoint within a reasonable period of time a third-independent-expert also of a first class reputable accountants firm, bank or merchant bank. Should the experts fail to reach agreement on the third expert to be appointed, the third expert will be appointed by the Chairman of the NIVRA at the request of the party who has an interest in such decision. The purchase price will be based at the market value of the Business taking into account amongst other factors:
        i.    the earnings over the present year;
        ii.   the earnings over the two (2) preceding years;
        iii.  the expected earnings for the next two (2) years;
        The transfer of the Business to Centradas will be effected within 30 days after the determination of the price, unless prior to the expiration of that period of 30 days Centradas has informed the Joint Company in writing that it is no longer interested in buying the Business.

9.4 A sale of IMPCO's manufacturing activities and/or licensing rights to manufacturing to a Controlled Affiliate can only be effectuated, provided such transferee shall be bound by the provisions of article 10.1 and 2.2 hereof, including the provisions of this article 9.4, subject to the terms and conditions of this Agreement.


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10.     FORMALITIES, UNDERTAKINGS

10.1 The Shareholders agree not to undertake an interest, whether directly or through a Controlled Affiliate (except for such business interests as they are at the date hereof interested in and which are described in Exhibit II) in any other company that would compete directly with IMPCO's Products within the Territory.

10.2 It is expressly understood between the parties that the provisions of 10.1 do not apply to IMPCO existing or new manufacturing rights or manufacturing activities and any licensing rights to manufacture that IMPCO may have, develop or acquire as referred to in 2.1(b).

10.3 The Shareholders agree that any future issuance of shares in the Joint Company or the granting of rights to subscribe for shares in the Joint Company shall be made with due observance of article 4 sub 3 of the Articles of Association with the exclusion of article 4 sub 4 of the Articles of Association.

10.4 The Shareholders agree that they not amend the Articles of Association to the effect that different types of shares are created

10.5 Each of the Shareholders shall (and shall procure that its representatives on the Management Board and the Board of Supervisory Directors) comply with the provisions of this Agreement and the Articles of Association of the Joint Company in order to ensure the observance of the terms of this Agreement and to do all such acts and things as may be necessary to carry out this Agreement, including the use of their (indirect) voting rights in the Joint Company. The provisions of this Agreement shall prevail in case of anyinconsistency with the Articles of Association of the Joint Company.

10.6 In the event one of the parties to this Agreement discontinues to be a Shareholder of the Joint Company, other than as a result of a transfer of shares to a Controlled Affiliate, the other party shall cause the Joint Company to, and the Joint Company shall, take all necessary steps to amend the name of the Joint Company in order to remove any references to the name of the discontinuing party. The Joint Company shall relinquish any right it may have, in whole or in part, to the name of, or to the use of the name of, the discontinuing Shareholder when the name change has been effectuated.

10.7 For the time that Centradas or a Controlled Affiliate, for the purpose of this paragraph, hereinafter jointly referred to as "Centradas", is a shareholder in the Joint Company, Centradas hereby grants IMPCO an option to buy all the shares (the "Shares") which Centradas holds in the Joint Company, its rights, hereinafter referred to as "IMPCO's Option". IMPCO can not exercise IMPCO's Option prior to November 1, 1998. After November 1, 1998 IMPCO can exercise IMPCO's Option once a year,
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        within a period of 30 days after the date that the Annual
        Accounts of the Joint Company for the preceding year have been adopted. IMPCO's Option can be exercised by sending a written notice to that effect to Centradas. IMPCO may exercise IMPCO's Option against the market value of the Shares to be acquired. The purchase price for the Shares will be determined by the Shareholders jointly. If the parties fail to reach agreement on the purchase price within 30 days after IMPCO's notice that it is interested in acquiring the shares, the price for the shares will finally be determined by three corporate finance experts jointly. Each of the Shareholders (being Centradas, IMPCO or their respective Controlled Affiliates) will appoint a corporate finance expert to that effect. The third-independent-expert, also of a first class reputable accountants firm, bank or merchant bank will be appointed by the experts so appointed by the Shareholders. If the experts fail to reach agreement on the third expert to be appointed, the third expert will be appointed by the Chairman of the NIVRA at the request of the party who has an interest in such a decision. The purchase price will be based at the market value of the Joint Company taking into consideration amongst other factors:
        i.    the earnings over the present year;
        ii.   the earnings over the two (2) preceding years;
        iii.  the expected earnings for the next two (2) years;
        The transfer of the Shares shall be effected against payment within 30 days after the determination of the price.


11.     CONFIDENTIALITY

11.1 The parties shall treat as confidential any and all information not in the public domain received in connection with and pursuant to this Agreement and shall not communicate any such information to third parties, other than its advisors, unless it would be required to do so by law.


12.     ANNOUNCEMENTS

12.1 All announcements to the press or to the public, employees, customers and suppliers concerning the Joint Company and the Business shall (in so far as permitted by law or other regulations to which either party may be subject) be in a form agreed between the parties, except in so far as they relate to the ordinary promotion of the routine business of the Joint Company.


13.     LEGALITY

13.1 The Joint Company and all operations and activities of the Joint Company will be subject to applicable government laws and regulations in the EC. The Joint Company shall make any application to the EC Commission with respect to the ability


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        of the Joint Company to lawfully operate within the EC
        territory, as legal counsel to the Joint Company may deem advisable.


14.     DURATION AND TERMINATION

14.1 The rights and obligations of each Shareholder under this Agreement shall continue for only so long as it or its Controlled Affiliate remains a Shareholder of the Joint Company and shall upon such shareholder's ceasing to be a Shareholder thereupon terminate, except for the provisions of article 11, which provisions shall survive the termination of this Agreement.

14.2 This Agreement shall continue in full force and effect until terminated by the written consent of the Shareholders or until the Joint Company is placed in liquidation, subject however to the provisions of 9.3(c).


15.     MISCELLANEOUS

15.1 Neither this Agreement nor any rights hereunder shall be assignable directly or indirectly by any party, except with express written consent of the other party(ies).

15.2 All notices and communications hereunder shall be in writing and shall be deemed to have been given if delivered by hand, mailed by registered letter, sent by telecopier (with receipt confirmed) to the parties at their respective addresses as first above written or to such other address as the parties shall have given notice of pursuant hereto.

15.3 All Exhibits and Annexes to this Agreement are an integral part of this Agreement and are incorporated herein. Any capitalized term in an Exhibit or Annex has the same meaning as in this Agreement.

15.4 Failure of either party to enforce any of the terms of this Agreement shall not be construed as a waiver of rights thereunder, preventing the subsequent enforcement of such provisions or recovery of damages for breach thereof.

15.5 Neither Shareholder shall be responsible for delays or failures in performance from acts beyond the control of such party. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, power failures, earthquakes and other disasters.

15.6 This Agreement constitutes the entire agreement and understanding between the parties hereto in respect to the subject matter contained herein and any preceding or concurrent

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        oral or written agreements are hereby superseded except to the extent expressly provided for herein.

15.7 In the event of the provisions contained in this Agreement being invalid, unlawful and unenforceable to any extent, such provision(s), unless it/they may be deemed of essence to this Agreement, shall be severed from the remaining provisions which shall continue to be valid to the fullest extent permitted by law. In addition the parties hereto shall endeavour to agree valid and enforceable amended provisions, which shall as far as possible effect the intentions expressed herein.

15.8 The parties hereto waive any right they may have to rescind or annul this Agreement.


16.     GOVERNING LAW AND JURISDICTION

16.1 This Agreement is subject to the laws of the Netherlands. Notwithstanding the non-exclusive authority of the President of the District Court of The Hague in summary proceedings any and all disputes arising in connection with this Agreement or agreements resulting therefrom shall be settled, subject to any appeal in accordance with the Rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). Any appeal from the arbitral award shall be governed by the same procedural rules as applicable to the arbitral procedure in the first instance. The arbitral panel shall be composed of three arbiters. The place of arbitration shall be Amsterdam. The arbitration shall be conducted in the English language.


In witness whereof this Agreement is signed in duplicate the day and year first above written.


IMPCO TECHNOLOGIES, INC.                 DEPA HOLDING B.V.
------------------------                 -----------------

/s/ S.A. in `t Veld                       /s/ G.P. Kersten
--------------------                     --------------------
S.A. in 't Veld                          G.P. Kersten
Attorney at proxy                        Managing Director



CENTRADAS B.V.
--------------

/s/ G.P. Kersten
--------------------
Depa Holding B.V.
By: G.P. Kersten
    Managing Director

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